TS Electronics, Inc.
                               12890 Hilltop Road
                               Argyle, Texas 76226



                                 August 23, 2005



United States Securities and Exchange Commission
Washington, DC 20549-7010

         Re: TS Electronics, Inc.; Form 8-K- Item 4.01; Filed August 18, 2005 File No. 0-29523

Dear Madam or Sir:

         TS Electronics, Inc. (the "Company") is in receipt of the Staff's letter of comment dated August 19, 2005 (the "Letter"). With regard to the comments contained in the Letter, the Company responds as follows.

         As set forth in the Current Report on Form 8-K referenced above, the Company has engaged the independent accounting firm of Hansen, Barnett and Maxwell, P.C. ("HB&M") to audit its financial statements for the year ended June 30, 2005. Although not currently licensed in the state of Texas, HB&M is duly licensed in the state of Utah. HB&M was chosen as the Company's independent auditor given the current state of its business operations. At the present time, the Company has no material operations, and as reported in its quarterly report for the period ended March 31, 2005, the Company had no sales for the quarter ended March 31, 2005. The Company's sole business purpose is to seek to effect a business combination with an entity that has current operations and revenues. Although the Company's offices are located in the state of Texas, the Company does not perform any material operations or hold any material assets in the state.

         The Company believes that HB&M satisfies the requirements of Rule 2-01(a) of Regulation S-X as it has been advised by HB&M that the firm will be able to audit the Company's financial statements for the fiscal year ended June 30, 2005, in accordance with applicable PCAOB standards, without entering the state of Texas to perform such audit functions. In the event that HB&M is required to enter into the state of Texas, it will make application for a temporary permit to perform such services in the state of Texas.

         Finally, the Company has reviewed the laws of the state of Texas related to the audit and maintenance of the Company's books and records and has determined that the engagement of HB&M is in compliance with all applicable requirements.

         Please do not hesitate to contact the undersigned should the Staff have any additional questions or concerns regarding the matters addressed above.

         The Company acknowledges that:

         (i) it is responsible for the adequacy and accuracy of the disclosure in its filings;

         (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

         (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.



                                Very truly yours,

                                 /s/ Timothy P. Halter

                                Timothy P. Halter
                                President